MOLSON 

03 MAY 29 AM 7:21

File No. 82-2954

May 28, 2003


03022488

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

dlw 6/12

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

EXHIBIT LIST

Exhibit No.	Description	Date	Page
481	▪ Press Release titled from Pentland Securities (1981) Ltd. in relation to shareholdings of Eric H. Molson and Stephen T. Molson	May 7/03	3
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for month of April 2003 filed with the TSX	May 12/03	5
	▪ Letter to the TSX reporting Molson's Normal Course Issuer Bid transactions for month of April 2003	May 12/03	12
	▪ Change in Officers / Directors filed with the TSX	May 12/03	15
	▪ Material sent annually to shareholders including cover letter, Class 'A' Proxy Form, Class 'B' Proxy Form, Consent to Electronic Delivery of Documents, ADP Investors Communications letter	May 23/03	39
	▪ Notice of 2003 Annual Meeting and Management Proxy Circular mailed to shareholders	May 23/03	45
	▪ 2003 Annual Report mailed to shareholders	May 23/03	77
	▪ Text transcript of a an Analyst's Conference Call in May 2003 (webcast)	May 2/03	163

PRESS RELEASE
May 7, 2003

Pentland Securities (1981) Inc.

CALGARY, Alberta – Pentland Securities (1981) Inc., a corporation indirectly owned by Eric H. Molson and Stephen T. Molson, announced that today 4,800,000 Class "B" common shares of Molson Inc. owned by Lincolnshire Holdings Limited and 2,000,000 Class "B" common shares of Molson Inc. owned by Nooya Investments Limited were transferred, through private purchases, to Pentland for a consideration payable in preferred shares and common shares of Pentland equivalent to $34.55 per share, representing the closing price on the TSX on May 6, 2003 of the Class "B" common shares of Molson Inc.

Lincolnshire is wholly owned by Eric H. Molson while Nooya is wholly owned by Stephen T. Molson. Pentland is controlled by Eric H. Molson through Lincolnshire. The acquired Class "B" common shares represent approximately 30.29% of all Class "B" common shares of Molson Inc. issued and outstanding as at May 6, 2003. As a result of the transaction, Pentland will own 10,000,000 Class "B" common shares of Molson Inc., which represent approximately 44.55% of all Class "B" common shares and voting rights of Molson Inc. issued and outstanding as at May 6, 2003 and Lincolnshire and Nooya will no longer own directly any Class "B" common shares of Molson Inc. Pentland, Lincolnshire, Nooya, Eric H. Molson and Stephen T. Molson also own or control an aggregate of 228,140 Class "A" non-voting shares of Molson Inc. and Stephen T. Molson has options to purchase 47,400 Class "A" non-voting shares of Molson Inc.

In addition, Messrs. Eric H. Molson and Stephen T. Molson, together with a corporate trustee, are trustees of the Estate of the Late T.H.P. Molson which indirectly holds 2,413,200 Class "B" common shares of Molson Inc. representing approximately 10.75% of the outstanding Class "B" common shares of Molson Inc. as at May 6, 2003.

Lincolnshire and Nooya have entered into a shareholders' agreement governing their relationship as shareholders of Pentland which provides, amongst other matters, that, subject to certain exceptions, no sale of Molson Inc. shares may be effected by Pentland without the approval of Lincolnshire and Nooya. The shareholders' agreement is also subject to the provisions of an agreement in respect of more than 50% of the Class "B" common shares of Molson Inc. between Pentland and The Swiftsure Trust, the beneficiary of which is a corporation controlled by R.I. Molson. This agreement provides that, subject to certain exceptions, the parties will not transfer the Class "B" common shares of Molson Inc. owned by them or convert them into Class "A" non-voting shares of Molson Inc.

The registered offices of Pentland, Lincolnshire and Nooya are situated at 335-8th Avenue S.W, 3rd floor, Calgary, Alberta T2P 1C9.

The reorganization was effected for succession and planning purposes and does not affect the overall indirect ownership position in Molson Inc. of Messrs. Eric H. Molson and Stephen T. Molson. While Messrs. Eric H. Molson and Stephen T. Molson do not currently intend to increase their ownership or control over the Class "B" common shares or Class "A"

non-voting shares of Molson Inc., they may effect trades in such securities in the future, directly or indirectly, dependent upon markets and circumstances.

For more information, please contact:

Andrew T. Molson
President
Pentland Securities (1981) Inc.
514.843.2397

Outstanding Securities filed to TSX
Page 5 to 11
File No. 82-2954

Gagnon, Carole

From: Gagnon, Carole

Sent: May 12, 2003 16:40

To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'

Subject: RE: Form 1 - Change in Outstanding and Reserved

Please find attached the above report for the month of APRIL 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

005

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,754,563**
ADD:	Stock Options Exercised	16,000	
	Share Purchase Plan	4,382	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	20,000	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(690,700)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,104,245**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**895,036**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(4,382)
	Closing Reserve for Dividend Reinvestment Plan		**890,654**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,400,093**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
28-Apr-2003	John D. Caruso	30-Apr-1998	$13.58	1,000
30-Apr-2003	John D. Caruso	30-Apr-1998	$13.58	2,000
03-Apr-2003	John Bailey (Mtl)	07-Sep-1999	$12.52	5,250
02-Apr-2003	John Hood	07-Sep-1999	$12.52	6,750
03-Apr-2003	Bonnie Bunting	18-May-2001	$22.50	1,000
			SUBTOTAL	**(16,000)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
04-Apr-2003	Pierre Toth	27-Jun-2001	04-Oct-2003	$23.34	10,500
01-Apr-2003	Augusto César Parada	10-May-2002	09-May-2012	$36.79	25,000
04-Apr-2003	Pierre Toth	10-May-2002	09-May-2012	$36.79	4,000
				SUBTOTAL	**(39,500)**
Stock Option Outstanding — Closing Balance					**5,344,593**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,869,438**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(16,000)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,853,438**

All information reported in this Form is for the month of **APRIL, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 12, 2003

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,469,018**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(20,000)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,449,018**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
A.	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **APRIL, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 12, 2003


MOLSON
M
1786

May 12, 2003

SENT BY FACSIMILE

Mrs. Martine Valcin, MBA
Manager
The Toronto Stock Exchange
1000 Sherbrooke Street West
11th Floor, Suite 1100
Montreal, Quebec, H3A 3G4
Fax: (514) 788-2421

Re: Molson Inc. - Normal Course Issuer Bid (2003-2004)
April 2003 Monthly Report

Dear Mrs. Valcin:

In reference to the above, please find enclosed:

→ a report including the recent number of shares redeemed, the dates of purchases, the average price paid

→ copy of a letter from our transfer agent confirmation the cancellation of these shares.

We remain at your disposal if you require additional information.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
Email: *cxgagnon@molson.com*

Encl.

Molson Inc.

1555 Notre-Dame East, Montreal (Quebec) H2L 2R5

Normal Course Issue Bid (2003-2004)
April 2003 REPORT

			Symbol: MOL.A CLASS 'A' NON-VOTING SHARES			Symbol: MOL.B CLASS 'B' COMMON SHARES		
	Trade Date	Settlement Date	Number of Shares	Class A Price	Class A Total	Number of Shares	Class B Price	Class B Total
F'04								
C	*27-Mar*	*01-Apr*	*225 300*	*$32.1480*	*$7 242 944.69*			
C	*28-Mar*	*02-Apr*	*172 900*	*$32.4789*	*$5 615 596.00*			
C	*31-Mar*	*03-Apr*	*292 500*	*$33.0517*	*$9 667 622.25*			
APRIL			*690 700*	*$32.6135*	*$22 526 162.94*	*0*	*$0.000*	*$0.00*
TOTAL APRIL 2003			**690 700**	**$ 32.6135**	**$ 22 526 162.94**			

Sources: Carole Gagnon, Molson Inc.
Tel.: (514) 590-6338

613

CIBC Mellon Trust Company 

April 15, 2003

Ms. Carole Gagnon
Corporate Administrator
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec
H2L 2R5

Subject: Molson Inc.
Shares cancelled under the
Norman Course Issuer Bid

Dear Carole,

Please be advised that for the month of April 2003, we received the following certificates for cancellation in respect of the normal course issuer bid:

690,700	***Class "A" Shares***
Cancellation date:	***April 9th, 2003***

We trust this information meets with your requirements, and remain,

Yours truly,

Jeannine Rigon
Manager,
Client Relations
① (514) 285-3613

JR/sda

2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Mailing Address
P.O. Box 700, Station B
Montreal, QC H3B 3K3

Tel 514.285.3600 Fax 514.285.3640
inquiries@cibcmellon.com
www.cibcmellon.com

Gagnon, Carole

From: Gagnon, Carole
Sent: May 12, 2003 18:28
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: RE: Form 3 - Change in Officers - Addition

Finally, I am enclosing changes in regard to our officers to be "added". This last email is completing our updates.

Do not hesitate to contact me if you have any questions. Thank you!

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Amirault	Peter	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Senior Vice-President, Business Development & Innovation	January 29, 2003

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338
DATE	April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Bidulka	Brian	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Vice President, Controller	Apr. 1/01

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Burden	Brian	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Executive Vice President and Chief Financial Officer	September 3, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mrs.	Delisle	Nathalie	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Assistant-Secretary	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338
DATE	April 30, 2003

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A** **MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Doin	Raynald	H.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
President, Quebec/Atlantic Region	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Downey	Michael	S.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
President, Ontario/West Region	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mrs.	Giguère	Marie	
CIVIL TITLE (e.g. MR., MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Senior Vice-President, Chief Legal Officer and Secretary	July 29/99

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mrs.	Noonan	Catherine	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Senior Vice-President, Global Cost	January 29, 2003

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Perkins	David	S.
CIVIL TITLE (e.g. MR.,MS. MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
President, Molson USA, LLC	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Preston	Stuart	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Treasurer	Apr. 1/01

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

025

FORM: 3	Company Name: MOLSON INC.	Stock Symbol: MOL.A MOL.B

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Wade	Gregory	L.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Senior Vice-President, Quality Brewing	Mar. 26/01

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: May 12, 2003 18:26
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: RE: Form 3 - Change in Officers - Position Title

I am enclosing a change in regard to an officer's position.

Do not hesitate to contact me if you have any questions.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Coallier	Robert	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE☒ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Executive Vice President and Chief Financial Officer OLD POSITION(S)	July 31, 2002
President & CEO, Cervejarias Kaiser and Executive Vice President NEW POSITION(S)	August 1, 2002

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: May 12, 2003 18:17
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: RE: Form 3 - Change in Officers - Removal

I am enclosing changes in regard to our officers to be "removed".

Do not hesitate to contact me if you have any questions.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mrs.	Dagenais	Danielle	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Vice President, Investor Relations (still employed but not an Officer anymore)	June 19, 2002

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3	Company Name: MOLSON INC.	Stock Symbol: MOL.A MOL.B

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	De Young	John	M.
CIVIL TITLE (e.g. MR.,MS. MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Senior Vice President	Dec. 31/01

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338
DATE	April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Lahti	Kenneth	J.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Vice-President	April 1/01
Treasurer	April 1/01

CHECK HERE☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Love	Douglas	A.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Corporate Secretary / Continuous Disclosure	July 30/99
Legal Counsel / Senior Vice President	July 30/99

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: May 12, 2003 17:40
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: RE: Form 3 - Change in Directors

According to a list of officers & directors received by your office, it seems that our account has not been updated properly.

I am enclosing changes to date in regard to our Directors. Our updated forms for Officers will follow soon.

Do not hesitate to contact me if you have any questions.

Thank you.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Béliveau	Jean	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
Director	June 19, 2002

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Gonçalves	Luiz	Otavio Possas
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	Ingram	Robert	A.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE April 30, 2003

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A** **MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	O'Brien	David	P.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [X] **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 19, 2002

CHECK HERE [ ] **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ] **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

[ ] YES [ ] NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338
DATE	April 30, 2003



Dear Molson Shareholder:

Please find enclosed:

- the **Annual Report for 2003**;
- the **Notice of Annual Meeting of Shareholders and Management Proxy Circular**;
- a **Form of Proxy**;
- a **Consent Letter for Electronic Delivery of Documents**; and
- a **Self-Addressed Return Envelope**.

Please note that the first two documents of the above-mentioned material may be viewed electronically on Molson's Website at the following address: www.molson.com/en/shareholder

This year, shareholders may convey their voting instructions in one of three ways:

By mail:	Please use the self-addressed return envelope enclosed to return your Form of Proxy.
By internet (electronic vote):	Please go to the following website www.proxyvoting.com/molsonA if you are a holder of Class "A" non voting shares and www.proxyvoting.com/molsonB if you are a holder of Class "B" common shares, enter your personalized 13-digit e-voting control number printed on your Form of Proxy and follow the instructions.
By telecopier:	Please sign the Form of Proxy and fax it to number 416 368 2502.

Please note that if you decide to cast your vote via internet or by telecopier, it is not necessary to return your Form of Proxy by mail.

For enquiries related to electronic voting, please call CIBC Mellon Trust Company at 1 800 387 0825 [toll free in Canada and the United States] or at 416 643 5500 [collect elsewhere].

Yours truly,

Marie Giguère,
Corporate Secretary
May 23, 2003



MOLSON INC.

Proxy (Class "A" non-voting shares)

This proxy is solicited by management.

The undersigned Class "A" Shareholder of MOLSON INC. (the "Corporation") hereby appoints E. H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held in the City of Montréal, in the Province of Québec, Canada, on June 19, 2003 (the "Meeting"), and at any adjournment thereof. The undersigned hereby directs that the shares represented by this proxy be:

(a) Voted ☐ or withheld from voting ☐ in respect of the election of the three directors set forth in the Management Proxy Circular: and

(b) Voted at the proxy's discretion on any other matters which may properly come before the Meeting or any adjournment thereof.

A shareholder has the right to appoint a person to attend and act for him/her at the meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Date ______________________ 2003

Signature ______________________

Website address / adresse du site Web : **www.proxyvoting.com/molsonA**

Control number / numéro de contrôle :

Shares / actions :

This is your proxy – do not destroy. If you are unable to attend the meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope.

Procuration (actions catégorie « A » sans droit de vote)

Procuration sollicitée par la direction.

Le soussigné, détenteur d'actions catégorie « A » de Molson Inc. (la « Société »), nomme par les présentes E. H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________

son fondé de pouvoir pour assister, agir et voter en son nom à l'assemblée annuelle des actionnaires de la Société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 19 juin 2003 (l'« assemblée »), et à toute reprise de cette assemblée. Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration :

a) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de l'élection des trois administrateurs indiqués dans la circulaire de sollicitation de procurations émanant de la direction; et

b) Soient exercés au gré du fondé de pouvoir sur toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une autre personne que celles dont les noms figurent dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cet effet.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la Société l'a postée.

Voici votre procuration que vous devez conserver. Si vous ne pouvez assister en personne à l'assemblée, veuillez remplir, signer et retourner sans délai le présent formulaire de procuration dans l'enveloppe-réponse ci-jointe.



MOLSON INC.

Proxy (Class "B" shares)

This proxy is solicited by management.

The undersigned Class "B" Shareholder of MOLSON INC. (the "Corporation") hereby appoints E. H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________________

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held in the City of Montreal, in the Province of Quebec, Canada, on June 19, 2003 (the "Meeting"), and at any adjournment thereof. The undersigned hereby directs that the shares represented by this proxy be:

(a) Voted ☐ or withheld from voting ☐ in respect of the election of the twelve directors set forth in the Management Proxy Circular;

(b) Voted ☐ or withheld from voting ☐ in respect of the appointment of auditors; and

(c) Voted for ☐ or against ☐ in respect of the shareholder proposal attached as Schedule A to the Proxy Circular; and

(d) Voted at the proxy's discretion on any other matters which may properly come before the Meeting or any adjournment thereof.

A shareholder has the right to appoint a person to attend and act for him/her at the meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Date ______________________ 2003

Signature ______________________

Website address / adresse du site Web : **www.proxyvoting.com/molsonB**

Control number / numéro de contrôle :

Shares / actions :

This is your proxy – do not destroy. If you are unable to attend the meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope.

Procuration (actions catégorie « B »)

Procuration sollicitée par la direction.

Le soussigné, détenteur d'actions de catégorie « B » de Molson Inc. (la « Société »), nomme par les présentes E. H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________________

son fondé de pouvoir pour assister, agir et voter en son nom à l'assemblée annuelle des actionnaires de la Société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 19 juin 2003 (l'« assemblée »), et à toute reprise de cette assemblée. Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration :

a) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de l'élection des douze administrateurs indiqués dans la circulaire de sollicitation de procurations émanant de la direction;

b) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de la nomination des vérificateurs;

c) Soient exercés affirmativement ☐ ou négativement ☐ à l'égard de la proposition d'actionnaire jointe à titre d'annexe A à la circulaire de sollicitation ; et

d) Soient exercés au gré du fondé de pouvoir sur toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une personne autre que celles dont les noms figurent dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cet effet.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la Société l'a postée.

Voici votre procuration que vous devez conserver. Si vous ne pouvez assister en personne à l'assemblée, veuillez remplir, signer et retourner sans délai le présent formulaire de procuration dans l'enveloppe-réponse ci-jointe.



MOLSON INC.

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

Molson has implemented an electronic delivery program under which participating Molson shareholders are notified that Molson's quarterly financial statements, annual report and other corporate information are available on Molson's website at www.molson.com. With your consent, we will make the information available to you electronically instead of sending you the information by mail. To enable Molson to provide increased convenience to shareholders, benefit the environment and reduce the costs for the corporation, we encourage shareholders to take advantage of Molson's electronic delivery program. To do so, please complete the consent form below and return it to Molson's transfer agent, CIBC Mellon Trust Company by fax at (416) 643-3136, or in the enclosed self-addressed envelope. We encourage you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you consent to electronic delivery, a notification will be sent to you confirming that Molson has implemented its electronic delivery program. **If you would like to continue to receive Molson documents by mail, no action is required.**

If you have any questions about Molson's electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 (toll free), at (416) 643--5500 (collect) or send and e-mail to inquiries@cibcmellon.com.

TO: MOLSON INC.

1. I consent to receive documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:
   - Molson's Quarterly Financial Report;
   - Molson's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis);
   - Notice of Molson's Annual or Special Meeting of the Shareholders and related proxy material;
   - Other corporate information about Molson.

2. I understand and agree that Molson, through its transfer agent CIBC Mellon Trust Company, will notify me that a document which I am entitled to receive is available at Molson's website www.molson.com once Molson has filed the documents with the securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner Molson may determine.

3. I acknowledge that access to Internet and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that:
   - any e-mail notice or other notification will not contain an actual document;
   - any e-mail notice or other notification will contain Molson's web address (or a hyperlink) identifying where a document is located;
   - by entering Molson's web address into my web browser, I can access, view, download, and print a document from my computer;
   - a document distributed electronically will be in Portable Document Format (PDF);
   - the Adobe Acrobat Reader software required to view a document in PDF format is available free of charge from Adobe's web site at www.adobe.com or from such other website as Molson may advise.

MOLSON INC.

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling CIBC Mellon Trust Company at 1-800-387-0825 or at (416) 643-5500 or by sending CIBC Mellon Trust Company a fax at (416) 643-3136. My request can also be made by e-mail at inquiries@cibcmellon.com or by regular mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9.

6. I understand and agree that:
   - At any time without giving me advance notice, Molson may elect, at its sole discretion, not to send documents electronically, in which case a paper copy of the document will be delivered in accordance with applicable legal requirements.
   - If a document intended to be sent out to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7. I understand that Molson will maintain on its website any document sent to me electronically for at least six months from the date of posting on the website

8. I understand that I may revoke or modify my consent, and that I may change the e-mail address to which documents are delivered to me, at any time by notifying CIBC Mellon Trust Company by telephone at 1-800-387-0825 or at (416) 643-5500 or by fax at (416) 643-3136, by e-mail at inquiries@cibcmellon.com, or by mail at CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand and agree that such consent of electronic delivery will apply for the distribution of material to me as a registered shareholder of Molson.

10. I understand that I am not required to consent to electronic delivery.

I am a shareholder of Molson Inc. and I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

SHAREHOLDER NAME: ______________________________

Please print

SHAREHOLDER NUMBER: ______________________________

SHAREHOLDER SIGNATURE: ______________________________

SHAREHOLDER E-MAIL ADDRESS: ______________________________

Please print

SHAREHOLDER ADDRESS: ______________________________

____

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Investor
Communications

5970 Chedworth Way
Mississauga, Ontario L5R 4G5
Telephone: (905) 507-5100 Fax: (905) 507-5354

Dear MOLSON Shareholder:

MOLSON's goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. A number of shareholders have expressed that electronic access provides the greatest convenience, as such we are pleased to announce the launch of this new document delivery approach.

Introducing electronic access to shareholder communications

This initiative will give shareholders the ability to electronically access the following important Molson Inc. documents easily and quickly:

- Annual Report including financial statements
- Notice of shareholder meetings and Management Proxy Circular

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs, however, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

How to enroll for electronic delivery of documents

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. **To take advantage of electronic delivery, please go to www.investordeliverycanada.com and follow the instructions for enrollment.** Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Molson Inc. shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the **www.investordeliverycanada.com** website.

Electronic Voting

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Molson Inc. documents when they become available, as well as a Control Number to enable you to vote your shares through the **www.proxyvotecanada.com** Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

We hope that you will take advantage of these new online services.